UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 Amendment No. 3


                    Under the Securities Exchange Act of 1934

                             GULFMARK OFFSHORE, INC.
                                (Name of Issuer)

                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                    402629109
                                 (CUSIP Number)


                               Jeffrey A. Welikson

                          Vice President and Secretary
                          Lehman Brothers Holdings Inc.
                                 399 Park Avenue
                               New York, NY 10022
                                 (212) 526-0858

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 14, 2004

                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].




CUSIP No.   402629109

1)  Name of Reporting Person

     Lehman Brothers Holdings Inc.

     S.S. or I.R.S. Identification No. of Above Person

     13-3216325

2) Check the Appropriate box if a Member of a Group (see instructions)

     (a) [ ]
     (b) [ ]

3)  SEC Use Only

4)  Source of Funds (see instructions)
    OO

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)  Citizenship or Place of Organization
    Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

         7)  Sole Voting Power

              3,860,452*

         8)  Shared Voting Power
              -0-

         9)  Sole Dispositive Power

              3,860,452*

         10) Shared Dispositive Power
              -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person

      3,860,452*

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    [ ]

13) Percent of Class Represented by Amount in Row (11)

    19.26%


14) Type of Reporting Person

    HC/CO

* Reflects 2-for-1 stock split on June 30, 2002.






Schedule 13D

Item 1.  Security and Issuer


This statement relates to the Common Stock, par value $0.01 (the "Common Stock"), of GulfMark Offshore, Inc., a Delaware corporation ("GulfMark Offshore"). The address of the principal executive offices of GulfMark Offshore is 4400 Post Oak Parkway, Suite 1170, Houston, Texas 77027-3414.


Item 2.  Identity and Background


This statement is filed on behalf of Lehman Brothers Holdings Inc., a Delaware corporation ("Holdings"), 745 Seventh Avenue, New York, New York 10019.


Holdings is one of the leading global investment banks, serving institutional, corporate, government and high-net-worth clients and customers.


The names, residence or business addresses, citizenships and present principal occupations or employment of the senior executive officers and directors of Holdings are set forth in Appendix A hereto.

Holdings is the managing partner of Shearson Oil Services Partners ("SOS Partners"), a partnership formed in 1989 to hold, among other things, shares of common stock of Gulfmark International, Inc. ("Gulfmark International"), from which GulfMark Offshore was spun off in 1997, and which holds the shares of Common Stock reported herein. Holdings contributed 100% of the capital of SOS Partners. David J. Butters and Robert B. Millard, the other partners of SOS Partners, are each entitled to receive 5.625% of the profits of SOS Partners after Holdings has received distributions equal to its capital investment plus a return on its capital equal to its cost of funds.

Messrs. Butters and Millard, each of whom are U.S. citizens, are directors of GulfMark Offshore and are Managing Directors of Lehman Brothers Inc., a direct, wholly-owned subsidiary of Holdings.

Neither the Reporting Person nor, to the best knowledge of the Reporting Person, either of Messrs. Butters or Millard or any of the persons listed in Appendix A hereto has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source of Funds or Other Consideration

No change.

Item 4.  Purpose of Transaction


No change.

The Reporting Person intends to evaluate continually the business, prospects and financial condition of GulfMark Offshore, the market for shares of Common Stock, other opportunities available to the Reporting Person, general economic conditions, money and stock market conditions and other factors and future developments which the Reporting Person may deem relevant from time to time. Depending on these factors, the Reporting Person may decide to sell all or part of the Common Stock that it holds. Any disposition, or any further acquisition, may be effected through privately negotiated transactions, donations to charitable organizations or otherwise.

Except as set forth in this Report, as amended, the Reporting Person does not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer


On June 30, 2002, Gulfmark Offshore effected a two-for-one common stock split. Since the filing of the Reporting Person's Amendment No.2 to Schedule 13D on March 18, 2002, there has been no other change to the amount of the Common Stock beneficially owned by the Reporting Person, except as set forth in paragraph (c) below. Percentages are based on 20,042,519 shares of Common Stock outstanding as of May 7, 2004, as reported in GulfMark Offshore's most recent Quarterly Report on Form 10-Q.

(a) See cover page. As partners of SOS Partners, Messrs. Butters and Millard may each be deemed to beneficially own the shares of Common Stock held by SOS Partners; however, each of them disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(b) See cover page. As partners of SOS Partners, Messrs. Butters and Millard may each be deemed to share with Holdings and each other the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock held by SOS Partners; however, each of them disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(c) On May 14, 2004, SOS Partners made a distribution of 200,000 shares of the Common Stock to its partners as follows:

            Holdings                                             177,500
            David J. Butters                                     11,250
            Robert B. Millard                                    11,250

     On May 14, 2004, Holdings donated the 177,500 shares of Common Stock received in the distribution to The Lehman Brothers Foundation (the "Foundation"), a tax-exempt private foundation under Section 501(c)(3) of Internal Revenue Code. The Foundation has informed Holdings that it currently intends to sell all of such shares pursuant to Rule 144 under the Securities Act of 1933, as amended, within a reasonable time.

(d) See Item 2.

(e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


No change except as described above in Item 2.


Item 7.  Material to be Filed as Exhibits.


Agreement and Plan of Merger, dated as of December 5, 1996, among Energy Ventures, Inc. ("EVI"), GulfMark Acquisition Co. and GulfMark International (incorporated by reference to Exhibit 2.2 to Form 8-K, File No.0-7265, filed December 26, 1996)


Agreement and Plan of Distribution, dated as of dated as of December 5, 1996, among EVI, GulfMark International and GulfMark Offshore (incorporated by reference to Exhibit 2.3 to Form 8-K, File No. 0-7265, filed December 26, 1996)


Letter Agreement, dated March 14, 1997 (incorporated by reference to Exhibit A to the Reporting Person's Schedule 13D filed May 12, 1997.)

Partnership Agreement of SOS Partners, dated as of September 6, 1989 ( filed herewith)


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  March 19, 2004



LEHMAN BROTHERS HOLDINGS INC.

By:/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title:   Vice President







                                   APPENDIX A

                          LEHMAN BROTHERS HOLDINGS INC.

                               BOARD OF DIRECTORS



NAME / TITLE                                        BUSINESS ADDRESS

Michael L. Ainslie                                 Lehman Brothers Holdings Inc.
Private Investor and former                        745 Seventh Avenue
President and Chief Executive                      New York, New York 10019
Officer of Sotheby's Holdings

John F. Akers                                      Lehman Brothers Holdings Inc.
Retired Chairman of                                745 Seventh Avenue
International Business Machines                    New York, New York 10019
Corporation

Roger S. Berlind                                   Lehman Brothers Holdings Inc.
Theatrical Producer                                745 Seventh Avenue
                                                   New York, New York 10019

Thomas H. Cruikshank                               Lehman Brothers Holdings Inc.
Retired Chairman and Chief                         745 Seventh Avenue
Executive Officer of Halliburton                   New York, New York 10019
Company


Marsha Johnson Evans                               Lehman Brothers Holdings Inc.
President of American Red Cross                    745 Seventh Avenue
                                                   New York, New York 10019


Richard S. Fuld, Jr.                               Lehman Brothers Holdings Inc.
Chairman and Chief Executive                       745 Seventh Avenue
Officer of                                         New York, New York 10019
Lehman Brothers Holdings Inc.


Sir Christopher Gent                              Lehman Brothers Holdings Inc.
Former Chief Executive Officer,                   745 Seventh Avenue
Vodaphone Group Plc                               New York, New York 10019


Henry Kaufman                                     Lehman Brothers Holdings Inc.
President of Henry Kaufman &                      745 Seventh Avenue
Company, Inc.                                     New York, New York 10019

John D. Macomber                                  Lehman Brothers Holdings Inc.
Principal of JDM Investment Group                 745 Seventh Avenue
                                                  New York, New York 10019

Dina Merrill                                      Lehman Brothers Holdings Inc.
Director and Vice                                 745 Seventh Avenue
Chairman of RKO Pictures, Inc.                    New York, New York 10019
and Actress



All of the above individuals are citizens of the United States, except for Sir Christopher Gent, who is a citizen of the United Kingdom.












                          LEHMAN BROTHERS HOLDINGS INC.

                               EXECUTIVE OFFICERS


NAME / TITLE                                 BUSINESS ADDRESS

Richard S. Fuld, Jr.                         Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer         745 Seventh Avenue
                                             New York, New York 10019



Jonathan E. Beyman                           Lehman Brothers Holdings Inc.
Chief of Operations and Technology           745 Seventh Avenue
                                             New York, NY 10019


David Goldfarb                               Lehman Brothers Holdings Inc.
Chief Financial Officer                      745 Seventh Avenue
                                             New York, New York 10019

Joseph M. Gregory                            Lehman Brothers Holdings Inc.
Chief Operating Officer                      745 Seventh Avenue
                                             New York, New York 10019

Bradley H. Jack                              Lehman Brothers Holdings Inc.
Chief Operating Officer                      745 Seventh Avenue
                                             New York, New York 10019

Thomas A. Russo                              Lehman Brothers Holdings Inc.
Chief Legal Officer                          745 Seventh Avenue
                                             New York, NY 10019


All of the above individuals are citizens of the United States.




                                  EXHIBIT INDEX

     Partnership Agreement of SOS Partners, dated as of September 6, 1989